Exhibit 99.1

Northisle Copper and Gold Inc.
1111 West Georgia Street, Suite 2050
Vancouver, B.C.  V6E 4M3

Via EDGAR

November 21, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4628

Attention: John Reynolds, Assistant Director

RE:	Northisle Copper and Gold Inc.
Form 8-K12G3
Filed October 21, 2011
File No. 000-54534

Dear Mr. Reynolds:

This letter is submitted on behalf of Northisle Copper and Gold Inc. (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated November 9, 2011 (the “Comment Letter”) with respect to the Company’s Form 8-K12G3 (the “Form 8-K12G3”).

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the comments.  For your convenience, we have italicized each comment and have placed in boldface the heading of our response thereto.

General

1.
We note that pursuant to the Arrangement Agreement, each existing common share of Western Copper was exchanged for one new common share of Western Copper, 0.5 shares of Copper North and 0.5 shares of NorthIsle.  We also note that as a result of the Arrangement, Northisle has become a successor issuer to Western Copper as provided in Rule 12g-3(a) under the Exchange Act, and that your shares are therefore deemed registered pursuant to Section 12(b)of the Exchange Act.   It is not clear how your Arrangement has resulted in  a valid succession pursuant to Rule 12g-3(a).  Please provide us with an analysis detailing how you have created a succession pursuant to Rule 12g-3(a) and explaining why you do not need to register those shares on Form 10 or Form 20FR.

U.S. Securities and Exchange Commission
November 21, 2011

Response to Comment No. 1:

As reported in the Form 8-K12G3, in connection with a plan of arrangement undertaken pursuant to applicable Canadian law (the “Arrangement”), we (i) were formed in August 2011 to hold and operate assets acquired from Western Copper Corporation (“Western Copper,” a foreign private issuer now known as Western Copper and Gold Corporation) in a spin-out transaction and (ii) intended to list our common shares on the TSX Venture Exchange (“TSX-V”).  The Company is a foreign private issuer and our common shares are now traded on the TSX-V.

Western Copper’s common shares are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 and listed on the NYSE Amex (the “Amex”).  In connection with the Arrangement, the Amex advised Western Copper that it must submit an additional listing application to the Amex, and the instructions for such submission stated that a listed company would need to file a new Form 8-A.  Insofar as Western Copper’s class of securities, namely its common shares, that were previously registered on Form 8-A under Exchange Act Section 12(b) would be identical to its common shares after the Arrangement, counsel to Western Copper, concerned about possible investor confusion, submitted an e-mail request in early October for advice (the “Request”) to the Commission’s Office of International Corporate Finance (the “OICF”) to confirm the instructions of the AMEX.  The Request summarized the facts of the Arrangement including the exchange of securities resulting in a spin-out transfer of assets to two newly-formed companies and their intention to list on the TSX-V.

The OICF by telephone confirmed the Amex requirement to file the Form 8-A and, having reviewed the facts in the Request, advised (in summary) that if the Company as a successor to Western Copper could not meet the Rule 12g3-2(b)(i) condition for the availability of the Rule 12g3-2(b) exemption, it would be required to begin reporting to the Commission as a foreign private issuer, and file a Form 8-K12G3 serving to notify the Commission of successor issuer status.  Because upon consummation of the succession we did not meet the requirement of Rule 12g-3(a)(2), we filed the Form 8-K12G3.

Rule 12g-3(a) provides that if in connection with “a succession … by exchange of securities, … securities of an issuer that are not already registered pursuant to section 12 of the Act … are issued to the holders of any class of securities of an issuer that is registered pursuant to … section 12(b) … of the Act …, the class of securities so issued shall be deemed to be registered under the same paragraph of the Act …”  The Arrangement provided for an exchange of Northisle’s unregistered common  shares for Western Copper’s Section 12(b) registered shares following approval of Western Copper’s shareholders and a court’s determination as to fairness.

Rule 12b-2 states that the “term succession means the direct acquisition of the assets comprising a going business ….”  Prior to the Arrangement, the “going business” of Western Copper was comprised of exploration and development of several mineral properties in Canada that it directly or indirectly owned.  In the exchange of securities effected by the Arrangement, we directly acquired working capital and the Island Copper property (with a value of C$14.5 million) from Western Copper, each of which is described in Information Circular for the Arrangement (the “Information Circular” - Exhibit 20.1 to the Form 8-K12G3).  Schedule C of the Information Circular contains audited financial statements for the “Northisle Business as of December 31, 2010 and previously (see note 5 for mineral property valuations).  As a result, the “going business” of the Company is substantial and not different from that of Western Copper:  each is engaged in exploration and development of mineral properties.

U.S. Securities and Exchange Commission
November 21, 2011

Some of our management (Chairman, advisors, and another director) also hold such positions at Western Copper.  Our common shares have identical rights and other incidents to the Western Copper common shares.  All material information for an investment decision with respect to our common shares is available in the Form 8-K12G3 (including the incorporated information) and subsequently-filed exhibits furnished on Forms 6-K.

As Rule 12g-3(a) does not expressly limit the meaning of “succession” to, and the meaning of “going business” in the Rule 12b-2 definition of “succession” is not qualified by, a reference to acquisition of substantially all the business (or words to similar effect) of a predecessor registrant, the Company respectfully submits that it qualifies as a successor issuer under Rule 12g-3(a) and is entitled to file or furnish reports as required by Rule 12g-3(e).

If the Commission does not agree that the Company is a successor issuer within the meaning of Rule 12g-3, we respectfully request that the Commission permit us to file a Form 20-F registration statement (“Form 20-FR”) no later than the date (April 30, 2012) on which a Form 20-F annual report would otherwise have been filed.  The Form 20-FR will contain audited financial statements for the partial year ending December 31, 2011, which would not be available for us to include in an earlier-filed Form 20-FR. The Company’s only audited financial statements for the period in which it existed as an entity were as of its August 3, 2011, inception date (available at Schedule C of the Information Circular) and the partial quarter ended September 30, 2011 (furnished in a Form 6-K dated October 28, 2011), but neither is material to investors because we began operations only as of the October 17, 2011, effective date of the Arrangement when we acquired the assets from Western Copper.  Continuing our practice since filing Form 8-K12G3 and prior to filing Form 20-FR, we will furnish reports on Form 6-K which we believe should be sufficient, in addition to our filings in Canada on SEDAR, for investors to access all material information about the Company.

U.S. Securities and Exchange Commission
November 21, 2011

As requested in your letter, Northisle Copper and Gold Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please feel free to contact me by telephone at (604)638-2519.

Sincerely,

/s/ David M Douglas__
David M Douglas
Chief Financial Officer
Northisle Copper and Gold Inc.